Exhibit 99.1

mesoblast

asx announcement

RYONCIL® NET REVENUES INCREASE 69% IN SECOND QUARTER POST LAUNCH

Activity Report for Quarter Ended September 30, 2025 (Appendix 4C)

Melbourne, Australia: October 20 and New York, USA: October 19, 2025: Mesoblast Limited (Nasdaq:MESO; ASX:MSB), global leader in allogeneic cellular medicines for inflammatory diseases, today provided highlights of its recent activities for the first quarter ended September 30, 2025.

Mesoblast Chief Executive Dr. Silviu Itescu said, "Revenues from sales of Ryoncil® continue to increase, driven by greater physician adoption with reimbursement from both commercial and government payers. Having a permanent J-Code assigned by Centers for Medicare and Medicaid Services (CMS), which became active October 1, should serve to further enhance product adoption."

FINANCIAL HIGHLIGHTS FOR QUARTER ENDED SEPTEMBER 30, 2025

- Revenue from cell therapy products was US$20.6 million, up from US$12.9 million in the previous quarter ended June 30, 2025, and over ten times greater than prior corresponding Q1 FY25.
- Revenue growth for the September 2025 quarter compared with the June 2025 quarter was driven by a 66% increase in Ryoncil® gross sales to US$21.9 million and 69% increase in net sales to US$19.1 million after 12.7% gross to net adjustment.
- US$14.9 million net operating cash spend, a reduction of US$1.7 million versus the prior quarter ended June 30.
- US$145 million cash on hand at September 30, 2025.
- Entered into convertible note subscription agreements to issue, at its sole discretion, up to US$50.0 million of unsecured convertible notes. The funding is available at Mesoblast's option, following shareholder approval at this year's annual general meeting, to repay or reduce the amount owing to its secured lenders under the existing loan agreements and for general working capital purposes.

OPERATIONAL HIGHLIGHTS

- Ryoncil® is the first mesenchymal stromal cell (MSC) product approved by the U.S. Food and Drug Administration (FDA) for any indication, and the only product approved for children under age 12 with steroid-refractory acute graft-versus-host disease (SR-aGvHD).[1]
- A specific Healthcare Common Procedure Coding System (HCPCS) J-Code was assigned to Ryoncil® by United States Medicare & Medicaid Services (CMS) and became active for billing and reimbursement on October 1, 2025. Formal recognition by CMS is a significant milestone for Ryoncil® as the product becomes easier to bill and pay for.[2]
- The new permanent J-Code, J3402, provides a standardized, clear, permanent, and specific billing pathway for Ryoncil® by Medicaid, facilitating reimbursement and broader patient access for this important therapy. Additionally, commercial payers look to the permanent J-code to update their coverage systems.
- Mesoblast has onboarded 40 transplant centers since product launch. Across the U.S. market we have identified 45 priority transplant centers that account for approximately 80% of U.S. pediatric transplants.
- Coverage for Ryoncil® continues to expand with over 260 million US lives insured by commercial and government payers. Federal Medicaid coverage by CMS is in place and mandatory fee-for-service Medicaid coverage for Ryoncil® became effective July 1 in all US states.
- To assist patients and institutions with insurance coverage, financial assistance, and access programs, ensuring that no patient is left behind in receiving this potentially life-saving therapy, Mesoblast has established a patient access hub termed MyMesoblast™, where Ryoncil® is available

Mesoblast Limited
ABN 68 109 431 870
www.mesoblast.com

Corporate Headquarters
Level 38
55 Collins Street
Melbourne 3000
Victoria Australia
T +61 3 9639 6036
F +61 3 9639 6030

United States Operations
1114 Avenue of the Americas
4th Floor
New York, NY 10036
USA
T +1 212 880 2060
F +1 212 880 2061

Asia
21 Biopolis Road
#01-22 Nucleos (South Tower)
SINGAPORE 138567
T +65 6570 0635
F +65 6570 0176

for ordering. Additional information is available on ryoncil.com, where valuable resources for healthcare providers, patients and caregivers can be found. • In July, Mesoblast met with FDA to discuss a pivotal trial for Ryoncil® in adults with severe SR- aGvHD. Given the continued unmet need in adults with severe SR-aGvHD, Mesoblast intends to conduct a pivotal study of Ryoncil® on top of approved second-line therapy in patients with severe SR-aGvHD. • This trial will be conducted with the NIH-funded Bone Marrow Transplant Clinical Trials Network (BMT-CTN), the objective being to extend Ryoncil’s® label from children to adults with SR-aGvHD, a population approximately three times the size of the pediatric SR-aGvHD population. Other Fees to Non-Executive Directors were US$113,942 and salary payments (including short term incentives) to full-time Executive Directors were US$1,067,942, detailed in Item 6 of the Appendix 4C cash flow report for the quarter.3 A copy of the Appendix 4C – Quarterly Cash Flow Report for the first quarter FY2026 is attached. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast References / Footnotes 1. Please see the full Prescribing Information at www.ryoncil.com 2. Coding and coverage decisions are made by payers, and coverage cannot be guaranteed 3. As required by ASX listing rule 4.7 and reported in Item 6 of the Appendix 4C, reported are the aggregated total payments to related parties being Executive Directors and Non-Executive Directors. Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the

Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Allison Worldwide Emma Neal T: +1 603 545 4843 E: emma.neal@allisonworldwide.com Media – Australia BlueDot Media Steve Dabkowski T: +61 419 880 486 E: steve@bluedot.net.au

Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 1 Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Name of entity Mesoblast Limited ABN Quarter ended (“current quarter”) 68 109 431 870 30 September 2025 Consolidated statement of cash flows Current quarter $US’000 Year to date (3 months) $US’000 1. Cash flows from operating activities 1.1 Receipts from customers 10,319 10,319 1.2 Payments for (a) research and development (7,345) (7,345) (b) manufacturing commercialization, product manufacturing and operating costs (6,018) (6,018) (c) advertising and marketing (4,667) (4,667) (d) leased assets — — (e) staff costs (3,137) (3,137) (f) other expenses from ordinary activities (g) other: - Intellectual property portfolio expenses (4,840) (4,840) (713) (713) 1.3 Dividends received (see note 3) — — 1.4 Interest received 1,496 1,496 1.5 Interest and other costs of finance paid — — 1.6 Income taxes paid (1) (1) 1.7 Government grants and tax incentives and credits — — 1.8 Other (provide details if material) — — 1.9 Net cash from / (used in) operating activities (14,906) (14,906)

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 2 Consolidated statement of cash flows Current quarter $US’000 Year to date (3 months) $US’000 2. Cash flows from investing activities 2.1 Payments to acquire or for: (i) entities — — (j) businesses — — (k) property, plant and equipment (349) (349) (l) investments — — (m) intellectual property — — (n) other non-current assets — — 2.2 Proceeds from disposal of: (o) entities — — (p) businesses — — (q) property, plant and equipment — — (r) investments — — (s) intellectual property — — (t) other non-current assets — — 2.3 Cash flows from loans to other entities — — 2.4 Dividends received (see note 3) — — 3.5 Other: - Security deposits — — - Other 39 39 2.6 Net cash from / (used in) investing (310) (310) activities 3. Cash flows from financing activities 3.1 Proceeds from issues of equity 1,557 1,557 securities (excluding convertible debt securities) 3.2 Proceeds from issue of convertible debt securities — — 3.3 Proceeds from exercise of options 989 989 3.4 Transaction costs related to issues of equity securities or convertible debt (110) (110) securities 3.5 Proceeds from borrowings — — Proceeds from exercise of warrants — — 3.6 Repayment of borrowings (2,608) (2,608) 3.7 Transaction costs related to loans and borrowings (130) (130) Interest and other costs of finance paid (1,175) (1,175)

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

	Consolidated statement of cash flows	Current quarter $US'000	Year to date (3 months) $US'000
3.8	Dividends paid	—	—
3.9	Other (payment of lease liability)	(388)	(388)
3.10	**Net cash from / (used in) financing activities**	**(1,865)**	**(1,865)**

4.	**Net increase / (decrease) in cash and cash equivalents for the period**		
4.1	Cash and cash equivalents at beginning of quarter (July 1, 2025)/beginning of year (July 1, 2025)	161,551	161,551
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(14,906)	(14,906)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(310)	(310)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(1,865)	(1,865)
4.5	Effect of movement in exchange rates on cash held	249	249
4.6	**Cash and cash equivalents at end of period**	**144,719**	**144,719**

5.	**Reconciliation of cash and cash equivalents** at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	**Current quarter $US'000**	**Previous quarter $US'000**
5.1	Bank balances	144,323	161,158
5.2	Call deposits	—	—
5.3	Bank overdrafts	—	—
5.4	Other (Term deposits)	396	393
5.5	**Cash and cash equivalents at end of quarter (should equal item 4.6 above)**	**144,719**	**161,551**

6.	**Payments to related parties of the entity and their associates**	**Current quarter $US'000**
6.1	Aggregate amount of payments to related parties and their associates included in item 1	1,182
6.2	Aggregate amount of payments to related parties and their associates included in item 2	—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Fees and consulting payments to Non-Executive Directors and salary payments (including short term incentives) to full-time Executive Directors (for the current quarter) = US$1,181,884

ASX Listing Rules Appendix 4C (17/07/20) Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 4 7. Financing facilities Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity. Total facility amount at quarter end $US’000 Amount drawn at quarter end $US’000 7.1 Loan facilities 80,000* 80,000* 7.2 Credit standby arrangements — — 7.3 Other (please specify) 50,000* — 7.4 Total financing facilities 130,000* 80,000* 7.5 Unused financing facilities available at quarter end — 7.6 Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well. *Convertible note facility On September 3,2025, Mesoblast entered into convertible note subscription agreements to issue at its sole discretion, subject to shareholder approval which will be sought at the November 2025 Annual General Meeting, up to US$50 million of unsecured convertible notes in $10 million tranches. The convertible notes have a coupon of 5% per annum on the face value of issued notes. The maturity date of the convertible notes will be 5 years after the first issuance of notes (unless redeemed or converted earlier). At any time up to the maturity date, the convertible noteholders may elect to convert notes issued into fully paid ordinary shares or ADRs of Mesoblast, at the conversion price of US$16.25 per ADR (American Depository Receipt). *Loan facility with Oaktree Capital Management, Inc. Mesoblast refinanced its senior debt facility on November 19, 2021, with a secured five-year credit facility provided by funds managed by Oaktree Capital Management, L.P. (“Oaktree”). The loan had an initial interest only period of three years, at a fixed rate of 9.75% per annum, after which time the principal balance amortizes 5% per quarter beginning December 2024 and a final payment due no later than November 2026. The facility also allowed the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) has been added to the outstanding loan balance and currently accrues further interest at a fixed rate of 9.75% per annum. The principal balance at the end of the three-year interest only period was $52.2 million, which amortizes at 5% per quarter beginning December 2024. The outstanding loan balance as of September 30, 2025 is $41.7 million.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 5 *Loan facility with NovaQuest Capital Management, L.L.C. On June 29, 2018, Mesoblast entered into a secured eight-year term loan with NovaQuest Capital Management, L.L.C. (“NovaQuest”). Mesoblast drew US$30.0 million on closing. The loan term included an interest only period of approximately four years through until July 8, 2022. All interest and principal payments (i.e. the amortization period) was deferred until after receipt of the first commercial sale of remestemcel-L in the treatment of pediatric patients with SR- aGVHD. Principal is repayable in equal quarterly instalments over the amortization period of the loan based on a percentage of receipts of net sales and are limited by a payment cap. The loan has a fixed interest rate of 15% per annum. The financing is subordinated to the senior creditor, Oaktree. 8. Estimated cash available for future operating activities $US’000 8.1 Net cash from / (used in) operating activities (item 1.9) (14,906) 8.2 Cash and cash equivalents at quarter end (item 4.6) 144,719 8.3 Unused finance facilities available at quarter end (item 7.5) — 8.4 Total available funding (item 8.2 + item 8.3) 144,719 8.5 Estimated quarters of funding available (item 8.4 divided by item 8.1) 9.7 Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5. 8.6 If item 8.5 is less than 2 quarters, please provide answers to the following questions: 8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not? Answer: Not applicable 8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful? Answer: Not applicable 8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis? Answer: Not applicable Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 6 Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. 2 This statement gives a true and fair view of the matters disclosed. Date: .......20 October 2025............................................................................. Authorised by: ......Chief Executive............................................................................. (Name of body or officer authorising release – see note 4) Notes 1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so. 2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. 3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. 4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”. 5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.